BOXABL

2020 Report

Dear investors,

Due to huge interest and resources pouring in we have been fortunate to start with a much larger factory than previously expected! This is great news and means we will be able to get much closer to satisfying the huge demand we see for the initial product the Casita. Progress is happening everyday! The factory is being setup, raw materials are arriving, equipment is arriving, soon we will get our certificate of occupancy, move in, and turn on the assembly line!

We need your help!

We would love our investors to help us spread the word. There are many housing issues all around the world and the more people hear about Boxabl the more resources will come our way. We would also like them to participate in future investment rounds if they are pleased with our progress. We would love our investors to share on social media about Boxabl. We would love if our investors watched our videos and gave us feedback.

Sincerely,

Paolo Tiramani

CEO

Kyle Denman

Lead Engineer

Our Mission

After completion of our initial mass productions style factory we will have the blueprint to replicate these factories over the entire world. Within 5 years we plan to take on partners or franchisees that can help build many new Boxabl factories. Within 1 year of funding we hope to have our plant fully operational. After that we will focus on refining the process, and adding more automation when appropriate. To date we have more demand than we can satisfy, we expect this to keep growing.

See our full profile

How did we do this year?

Report Card

A-

The Good

- Offerings have been very successful.
- Awarded our purchase order for $9,245,000
- Signed the lease for our 173k Sq. ft. factory. Begun tenant improvement's, purchased equipment and inventory to begin production in June 2021.

The Bad

- Covid-19 has resulted in rising costs of raw materials.
- Covid-19 has resulted in longer lead times for material purchases.
- We had unexpected tenant improvement delays.

2020 At a Glance

January 1 to December 31

$90,000 +50%
Revenue

-$1,162,792
Net Loss

$3,441,068
Short Term Debt

$2,172,223
Raised in 2020

$3,676,341
Cash on Hand

INCOME BALANCE NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Boxabl will mass produce room modules that stack and connect to create any custom building. We have invented a new way to manufacture buildings that we think can revolutionize the construction industry.

To date we have produced demonstration homes but are in the position to mass produce homes following the acquisition of factory space.

Goals,

-Rapidly manufacture buildings faster than competitors
-Reduce costs to lower than competitors
-Outperform traditional buildings on ratings
After completion of our initial mass productions style factory we will have the blueprint to replicate these factories over the entire world. Within 5 years we plan to take on partners or franchisees that can help build many new Boxabl factories.

Within 1 year of funding we hope to have our plant fully operational. After that we will focus on refining the process, and adding more automation when appropriate. To date we have more demand than we can satisfy, we expect this to keep growing.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Boxabl Inc. was incorporated in the State of Nevada in June 2020.

Since then, we have:

- We have secured a 170k ft. manufacturing facility.
- We have received 2 purchase orders from ADS, Inc., for $9,245,000, to deliver 156 homes to the federal government.
- Paid customer deposits for 2,000+ houses, potential of $100,000,000+ in revenue, 17+ Patent filings
- Massive Interest 20,000+ no deposit Casita reservations, totaling $1 billion in potential orders
- Huge social impact, potential to improve the quality of life for millions of people.
- Guided by Porsche Consulting Inc. for the design and implementation of Boxabl's new factory

Historical Results of Operations

Our company was organized in December 2, 2017 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $90,000. Our gross margin was 0.0%.
- *Assets.* As of December 31, 2020, the Company had total assets of $4,806,007, including $3,676,341 in cash.
- *Net Loss.* The Company has had net losses of $1,162,792 for 2020.
- *Liabilities.* The Company's liabilities totaled $3,441,068 for 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

We were able to obtain proceeds of $1,070,000 from this Offering.

We plan to use the proceeds as set forth in this Form C under "Use of Funds".

The Company's launch of Regulation CF and Regulation D capital raises resulted in net proceeds of $2,022,425 and the issuance of 15,515,891 Series A Preferred Stock at $0.14 per share during the year ended December 21, 2020.

On December 2, 2020, the Company was offering up to $1,000,000 worth of Series A Preferred Stock pursuant to 506(b) of Regulation D to investors in this offering at a price of $0.17 per share. This capital raise resulted in proceeds of $267,000 and the issuance of 1,570,588 Series A Preferred Stock at $0.17 per share as of December 31, 2020.

On November 17, 2020, the Company also commenced an offering of convertible notes pursuant to Rule 506(c) Regulation D, seeking to raise up to $50,000,000 of Convertible Promissory Notes. Simple interest will accrue on an annual rate of 10/% per annum. If the Company issues Equity Securities, for the Regulation A offering, the notes and accrued interest will be automatically converting into Series A Preferred Stock at a conversion price of equal to 75% of the per share price paid by the purchasers of such equity securities in the offering. If the Notes have not been previously converted, principle and unpaid accrued interest on the Notes will be due and payable at March 31, 2023. The Convertible Promissory Notes capital raise resulted in $167,700 in convertible notes as of December 31, 2020.

The Company has filed to raise up to $49,500,000 pursuant to Regulation A offering. The Company is offering a maximum of 62,658,228 shares of its Series A-1 Preferred Stock at a price of $0.79 per share on a “best-efforts” basis, as well as up to 3,571,429 shares of its Series A Preferred Stock at a price of $0.14 per share. The Company has set a minimum of $1,000,000 in gross proceeds to be received prior to the occurrence of any closing for Series A -1 Preferred Stock. There is no minimum for the Series A Preferred Stock.

We will require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. The company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Boxabl Inc. cash in hand is $3,676,341, as of December 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $223,333/month, for an average burn rate of $223,333 per month.

he company has purchased approximately, $2,000,000 in factory equipment and $435,000 in inventory to begin production by June 2021.

The company has acquired a 173,000 sq. ft. manufacturing facility. The lease begins May 1, 2021. The company purchased $2.5 million in manufacturing equipment the new facility and we expect to be producing Boxes by June 2021.

The company will begin manufacturing our product for our first order of 156 Boxes in June 2021. Our expected revenue in the next six months is $10 million.

Yes, we can continue to rely on contributions from our founder and CEO, Paolo Tiramani to fund the business if necessary. We are also seeking financing through a $49,500,000 offering under Rule 506(c) of Regulation D.

Net Margin: -1,292% **Gross Margin: 0%** **Return on Assets: -24%** **Earnings per Share: -$3,668.11**

Revenue per Employee: $7,500 **Cash to Assets: 76%** **Revenue to Receivables: ~** **Debt Ratio: 72%**

BOXABL_INC-_FINANCIAL_STATEMENTS_2020___2019.pdf

Boxabl_Reviewed_FS_2019_and_2018-3.pdf

We ❤ Our
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